As filed with the Securities and Exchange Commission on September 30, 2002.

Securities and Exchange Commission
Washington, D.C. 20549
------------------------
Form SB-2A
Registration Statement Under The Securities Act Of 1933

Sterling Group Ventures, Inc.
(Name of small business issuer in its charter)

Nevada	1040
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

Sterling Group Ventures, Inc. 12880 Railway Avenue, Unit 35 Richmond, B.C., Canada V7E 6G4 (604) 644-5139 fax: (604) 275-6519	Brian McDonald, Esq. 5781 Cranley Drive West Vancouver, B.C. Canada V7W 1T1 (604) 925-3099 fax: (604) 925-9613
(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

Approximate Dare Of Commencement Of Proposed Sale To The Public:
    As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional common stock for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

Calculation of Registration Fee

Title of Each Class of Securities To Be Registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Common Stock: Shares	2,000,000	$0.05	$100,000	$9.20

[1] Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a) may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities And Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Prospectus

Sterling Group Ventures, Inc.
Shares of Common Stock
No Minimum - 2,000,000 Maximum

Prior to this offering, there has been no public market for the common stock.

We are offering up to a total of 2,000,000 shares of common stock on a best efforts basis, no minimum, 2,000,000 shares maximum. The offering price is $0.05 per share. There is no minimum number of shares that we have to sell. There will be no escrow account. All money received from the offering will be immediately used by us and there will be no refunds. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so.

Investing in the common stock involves certain risks. See "Risk Factors" starting at page 5.

Price Per Share	Aggregate Offering Price	Net Proceeds to Sterling
Common Stock $0.05	$100,000	$85,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2002.

Table of Contents

Page No.
Summary of Prospectus	4
Risk Factors	5
Use of Proceeds	7
Determination of Offering Price	10
Capitalization	11
Dilution of the Price You Pay For Your Shares	11
Plan of Distribution; Terms of the Offering	14
Business	15
Management’s Discussion and Analysis of Financial Condition and Results of Operations	23
Management	27
Executive Compensation	28
Principal Stockholders	29
Description of Securities	30
Certain Transactions	31
Litigation	31
Experts	31
Legal Matters	32
Financial Statements	32
Other
Articles Of Incorporation	*
Bylaws	*
Specimen Stock Certificate	*
Opinion of Woodburn & Wedge regarding the legality of the Securities being issued	*
Geological Report On The Bell 1-4 Mineral Claims	*
Option To Purchase And Royalty Agreement	*
Amendment to Option To Purchase And Royalty Agreement
Trust Agreement	*
Amendment to Trust Agreement
Consent of Cordovano & Harvey, P.C., Certified Public Accountants
Consent of R. T. Heard, P. Eng.
Subscription Agreement

* Incorporated by reference to SB-2 Registration Statement filed on July 24, 2002

Summary of Prospectus

 This summary provides an overview of selected information contained in this prospectus. It does not contain all the information you should consider before making a decision to purchase the shares we are offering. You should very carefully and thoroughly read the more detailed information in this prospectus, and particularly the Risk Factors section, review our financial statements and review all other information that is incorporated by reference in this prospectus.

Summary Information about Our Company

We incorporated in the State of Nevada as a profit company on September 13, 2001 and established a fiscal year end of May 31. We are a start-up, exploration stage company engaged in the search for gold and related minerals. Our sole asset is an Option To Purchase And Royalty Agreement (such option being amended under the Amendment To The Option To Purchase And Royalty Agreement on August 31, 2002) to acquire, through a three phase exploration program, the Bell 1-4 Mineral Claims in north-central British Columbia, Canada. We have no property as defined under Item 102 of Regulation S-B. To the date of this prospectus, we have spent approximately $322 on research and development.

As of May 31, 2002, the end of the most recent fiscal year, the Company had raised $34,000 through the sale of common stock and expended $8,056 in initial start-up expenses. To the date of this Prospectus we have not yet generated or realized any revenues from our business operations. The following financial information summarizes the more complete historical financial information as indicated on the audited financial statements of the Company as filed with this prospectus.

Balance Sheet	As of May 31, 2002 (Audited)

Total Assets	$30,374

Total Liabilities	$2,130

Stockholder’s Equity	$28,244

Revenue	$0

Total Expenses	$8,056

Net Loss	$(8,056)

See the "Business" section for a more detailed description of our business operations.

Our administrative office is located at 12880 Railway Avenue, Unit 35, Richmond, British Columbia, Canada V7E 6G4, telephone (604) 644-5139 and our registered statutory office is located at 2267 Aria Drive, Henderson, Nevada 89052. Our fiscal year end is May 31.

The Offering

The following is a brief summary of this offering. Please see the "Plan of Distribution; Terms of the Offering" in this prospectus for a more detailed description of the terms of the offering.

Securities Being Offered:	Up to 2,000,000 shares of common stock, par value $0.001.
Offering Price per Share:	$0.05
Offering Period:	The shares are being offered for a period not to exceed 90 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds to Our Company:	Approximately $85,000. See "Use of Proceeds."
Use of Proceeds:	We will use the proceeds to pay for offering expenses, exploration and working capital. See "Use of Proceeds."
Number of Shares Outstanding Before the Offering:	10,300,000 See "Description of Securities."
Number of Shares Outstanding After the Offering:	12,300,000 See "Description of Securities."

Risk Factors

 An investment in these securities involves an exceptionally high degree of risk and is extremely speculative. In addition to the other information regarding our Company contained in this Prospectus, you should consider many important factors in determining whether to purchase the shares being offered. The following risk factors are some of the potential and substantial risks which could be involved if you decide to purchase shares in this Offering.

Risks Associated With Our Company

1. Because our auditors have issued a going concern opinion and because our officers and directors will not loan any money to us, we may not be able to achieve our objectives and may have to suspend or cease operations.

Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to us, we belie ve that if we do not raise at least $50,000 from our offering, we may have to suspend or cease operations within twelve months.

2. We lack an operating history and have losses that we expect to continue into the future. If the losses continue we will have to suspend operations or cease operations.

We were incorporated on September 13, 2001 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $8,056. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

* our ability to find a profitable mineral property;
* our ability to generate revenues; and
* our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the exploration of our property. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

3. We have no known ore reserves and we cannot guarantee we will find any gold or silver or if we find gold or silver that production will be profitable.

We have no known ore reserves. While previous geological reports have indicated the presence of gold and silver on the property we cannot guarantee that any gold or silver will be of sufficient quantity so as to warrant recovery. Additionally, even if we find gold or silver in sufficient quantity to warrant recovery, we cannot guarantee that the ore will be recoverable. Finally, even if any gold or silver is recoverable, we cannot guarantee that this can be done at a profit.

4. If we don’t raise enough money for exploration, we will have to delay exploration or go out of business.

We are in the very early exploration state and need the proceeds from our offering to start exploring for gold and silver. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to commence its operations.

5. Weather interruptions may affect our ability to execute our proposed exploration program..

The mining claims we intend to explore are located in a mountainous region of north-central British Columbia and are accessed by a gravel road. For seven to eight months of the year this road is impassable due to heavy snow and rainfall. Even during the drier summer months, heavy rains and even snow at higher altitudes may make it impossible for us to access the property and conduct our intended exploration activities. Failure to conduct our exploration activities in a timely manner may affect our ability to raise funds to continue our business operations.

6. Our Small Size and Lack of Capital

Because we are small and do not have much capital, we must necessarily limit our exploration of the property. Because we may have to limit our exploration, we may not find gold or silver, even though our property may contain gold or silver. Failure to located gold or silver will affect our ability to raise additional capital and may result in the Company ceasing operations.

7. Title to Mining Claims is Registered in the Name of Another Person

Title to the mining claims we intend to explore is not held in our name. Title to the property is recorded in the name of Angel Jade Mines Ltd., a privately held British Columbia company which holds title to the claims on behalf of Mayan Minerals Ltd, also a private British Columbia company, each at arm’s length to Sterling. Brian C. Doutaz, one of our directors, is acting as trustee for us under the Option To Purchase And Royalty Agreement, and Amendment thereof (the "Agreement"). In the event Angel Jade were to grant another person a deed of ownership which was subsequently registered prior to our deed, the third party would obtain good title and we would have nothing. Similarly, if Mayan were to grant an option to another party, that party would be able to enter the property, carry out certain work commitments and earn right and title to the property and we would have little recourse as we would be harmed, will not own any property and would have to cease operations.

8. Management will only devote a limited amount of time to the Company’s business.

Because Mr. Doutaz, our President and CEO will only be devoting 15% of this time to our operations, and Mr. Hutchinson will only be devoting 5% of his time to our operations, our business may suffer and occur at times which are convenient to management. As a result, exploration of our property may be periodically interrupted or suspended.

Risks Associated With This Offering:

1. Control of the Company after this offering will remain with our current shareholders.

Even if we sell all 2,000,000 shares of common stock in this offering, our current shareholders will still own 10,300,000 shares and will continue to control us. As a result, after completion of this offering, regardless of the number of shares we sell, current shareholders will be able to elect all of our directors and control our operations.

2. Because the Company’s existing shareholders are risking a small amount of capital, while you on the other hand are risking up to $100,000, if we fail you will absorb most of our loss.

Our existing shareholders will receive a substantial benefit from your investment. You, on the other hand, will be providing all most all of the capital necessary for our exploration program. As a result, if we cease operations for any reason, you will loose your investment while our existing shareholders will only loose $34,000.

3. Because there is no public trading market for our common stock, you may not be able to resell you stock.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

4. Because there is no minimum number of shares that must be sold, we will not refund any money to you even if we don’t raise enough money to start exploration.

There is no minimum number of shares that must be sold in this offering, even if we only raise a nominal amount of money. Any money we receive will be immediately appropriated by us. We may not raise enough money to start or complete exploration. No money will be refunded to you under any circumstances.

Cautionary Statement Regarding Forward-Looking Statements

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

Use of Proceeds

Our offering is being made on a best efforts – no minimum basis. The net proceeds to us from the sale of up to 2,000,000 shares offered at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $15,000 for legal, accounting, printing and other costs in connection with this offering.

We have not set a minimum sales amount based on an arbitrary management decision. Because we are operating under a phased-in work program and a decision will be made at the end of each phase as to whether we will carry on to the work required in the next phase, if the initial phase, or any subsequent phase, is unfavourable we will cease further work on the Claims. It is possible that we could cease further exploration after the expenditure of $25,000 with the completion of Phase I and unfavourable results.

If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a second public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease operations.

The table below shows how proceeds from this offering would be used for scenarios where our Company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth.

Percent of total shares offered	10%	25%	50%	75%	100%

Shares Sold	200,000	500,000	1,000,000	1,500,000	2,000,000

	$	$	$	$	$
Gross Proceeds from offering	10,000	25,000	50,000	75,000	100,000
Less Offering expenses	15,000	15,000	15,000	15,000	15,000
Net Offering proceeds	(5,000)	10,000	35,000	60,000	85,000

Use of Net Proceeds	0
Wages & Fees	0	4,000	6,000	6,000	6,000
Grid Materials	0	300	300	300	300
Geological & Geochemical Supply	0	200	200	200	200
Assaying	0	300	600	600	600
EM Survey	0	1,200	1,200	1,200	1,200
Camp Equipment, Operation	0	500	1,200	1,200	1,200
Helicopter	0	2,500	6,000	6,000	6,000
Diamond Drilling	0	0	6,500	6,500	6,500
Contingencies	0	1,000	3,000	3,000	3,000
Working Capital	(5,000)	000	10,000	35,000	60,000
Total Use of Proceeds	(5,000)	10,000	35,000	60,000	85,000

The net proceeds from this offering will be as much as $85,000, assuming all shares are sold, which we can't guarantee, after deducting $15,000 for estimated offering expenses including legal and accounting fees. We will use the proceeds for exploration and working capital. Working capital includes future general operating expenses and costs such as accounting and filing costs associated with keeping the Company in good standing with the appropriate regulatory authorities as well as costs associated with raising additional capital for Phases II and III, if warranted. We expect to spend between $25,000, based on completing only the first phase of a three phase exploration program, and $160,000 to fully complete our initial exploration activities. Our exploration expenditures could vary from $25,000 to $160,000 depending upon what we encounter in the exploration process and how far we progress on the scheduled three phase exploration program.

The estimates for each phase are based on the Geological Report On The Bell 1-4 Mineral Claims by R.T. Heard and are reflections of local costs for the specified type of work. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a second public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease operations.

If we are able to sell only 10% of the planned offering it will be necessary to utilize existing working capital to fund the cost of this offering. In such an event, we would not have sufficient capital available to fund the Phase I exploration program and we would have to suspend operations. We have not entered into any arrangements with creditors for unpaid offering expenses.

If we are able to sell up to 25% of the planned offering, it will be necessary to utilize existing working capital to fund the costs of the offering and Phase 1 of the planned exploration program. In such an event, we would first pay the costs of the offering and then proceed to complete only a portion of the Phase I program. We would seek to complete the general geochemical analysis and EM surveys but the diamond drilling and related expenses would not be performed at this juncture as indicated in the above table.

In the event that less than 50% of the planned offering is completed but net proceeds were in excess of $25,000 it is management’s intention to proceed with the completion of Phase I utilizing existing working capital. If Phase I is successful and warrants further work on the Claims the Company would seek additional funding for Phase II through a public or private offering.

The use of net proceeds table above describes the expenses that will be incurred in association with Phase 1 of the proje cted exploration program. Phases 2 and 3 of the exploration program will not be implemented until the success of Phase 1 has been evaluated to determine whether further exploration work is warranted. For this reason we will retain as working capital any sums not utilized in Phase 1 until further financing is obtained for Phases 2 and 3 assuming further exploration work is warranted.

Phase 1 of our exploration program will cost $25,000. If justified we will then continue on to Phase 2 at a cost of $60,000. If the results of Phase 2 warrant further work, Phase 3 will be implemented at a cost of $75,000. If economically viable mineralization is found, of which there is no assurance, we anticipate that overall development costs could range between $5,000,000 and $15,000,000, depending upon the type of mineralization, the rate of return, the production rate and the type of mining and ore processing that would be utilized.

Although we have a wide ranging projected exploration program, we do not know how much money will ultimately be needed for exploration. We believe that the required exploration work for the projected initial three phase program will cost up to $160,000 and will take up to three years (three working seasons) to complete. Further work must then be carried out to determine the extent of the gold and silver bearing ores and whether they might be economically viable to mine over the long term. Therefore, costs of exploration are not limited to the initially described three phase exploration program.

Assuming minerals are found that would indicate long term development of the Claims was warranted, we are a junior resource company without the necessary financial resources or contacts to be able to bring the Claims through its development stage, let alone complete environmental impact studies that would be required by various authorities both provincially and federally. We would then be required to locate working partnerships with other mineral exploration companies and have them contribute financially to the exploration and development plans. In the long term, we could look to sell the Claims to a major resource development company with the intention of keeping a small carried interest in the Claims or we could sell our interest in the Claims for cash and shares.

Working capital includes the cost of our office operations including telephone, printing, faxing, the use of secretarial services and administrative expenses such as office supplies, postage and delivery charges. It also includes future general operating expenses and costs such as accounting and filing costs associated with keeping the Company in good standing with the appropriate regulatory authorities as well as costs associated with raising additional capital for Phases II and III, if warranted. We do not pay rent as Mr. Doutaz provides office space at no cost to us.

Our offering expenses are comprised of an SEC filing fee, legal and accounting expenses, printing and transfer agent fees and any necessary state registration fees. The officers and directors will not receive any compensation for their efforts in selling our shares.

We will not be able to conduct meaningful exploration activities unless approximately 25% of the offering is sold. In addition, unless approximately 25% of the offering is sold, all of our paid in capital will have been utilized to pay the expenses of this offering. It is possible that no proceeds may be raised from this offering. It is also possible that some, but not all of the 2,000,000 shares offered will be sold. If fewer than 50% of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds, as noted above, in order to develop our plan, such funds may not be available on terms acceptable to us.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is completed, funds will be applied according to the priorities outlined above. For example, if less than $10,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign such use if, in the judgement of our board of directors, we deem such changes to be necessary or advisable. At present, no material changes are contemplated. Should there be any material changes in the above projected use of proceeds in connection with this offering, we will issue an amended prospectus reflecting the same.

Determination of Offering Price

The price of the shares we are offering was arbitrarily determined in order for us to raise up to $100,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

* our lack operating history;
* the proceeds to be raised by the offering;
* the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and;
* our relative cash requirements. See "Plan of Distribution ".

Capitalization

In September, 2001, we issued 1,500,000 shares of common stock to Brian C. Doutaz, our president, chief executive officer and director in consideration of services rendered in the raising of seed capital, negotiating an agreement and to organize the Company; also in September, 2001 we issued a further 3,500,000 shares of common stock to Brian C. Doutaz for cash consideration of $3,500; in each case pursuant to the exemption from registration contained in Section 4(2) of the Securities Act.

In October, 2001, we issued 2,500,000 shares of common stock to 5 arms-length individuals on a private placement basis pursuant to the exemption from registration contained in Section 504D of the Securities Act of 1933; none of the individuals owns 5% or greater of the issued and outstanding stock.

In November, 2001, we issued 2,800,000 shares of common stock to 6 arms-length individuals on a private placement basis pursuant to the exemption from registration contained in Section 504D of the Securities Act of 1933; none of the individuals owns 5% or greater of the issued and outstanding stock.

The following table sets forth our capitalization at May 31, 2002, on a historical basis and as adjusted to reflect the sale of the shares.

This table should be read in conjunction with the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations", our Financial Statements and Notes; and other financial and operating data included elsewhere in this prospectus.

May 31, 2002
Stockholder's Equity:
Common Stock:
500,000,000 shares authorized, par value $0.001
10,300,000 issued and outstanding	$10,300
Additional Paid-in Capital	$26,000
Deficit accumulated during the development stage	$(8,056)
TOTAL STOCKHOLDERS' EQUITY (deficit)	$28,244

Dilution of the Price You Pay For Your Shares

"Dilution" represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. "Net tangible book value" is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders. See "Principal Stockholders."

Our net book value prior to the offering, based on our May 31, 2002 financial statements was $28,244 or approximately $0.0027 per common share. Prior to selling any shares in this offering, we had 10,300,000 shares of common stock outstanding, 5,000,000 shares ($0.001 per share) of which were purchased by the founding shareholder for $3,500 in cash and $1,500 in services rendered pertaining to the organization of the Company and the raising of initial seed capital, 2,500,000 shares of which were purchased by five arms length individuals for $2,500 in cash ($0.001 per share) and 2,800,000 shares which were purchased by six arms le ngth individuals for $25,000 in cash ($0.01 per share).

We are now offering up to 1,000,000 shares at a price of $0.05 per share. If all shares being offered are sold, we will have 12,300,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to the receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $113,244 or approximately $0.0092 per share. This would result in dilution to investors in this offering of $0.0408 per share, or approximately 82% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.0065 per share for our current shareholders.

The following table sets forth the estimated net tangible book value (the “NTBV”) per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

Dilution Table

Percent of Offering Sold	10%	25%	50%	75%	100%
Shares sold	200,000	500,000	1,000,000	1,500,000	2,000,000
Public offering price/share	$0.005	$0.05	$0.05	$0.05	$0.05
NTBV/share prior to offering	$0.0027	$0.0027	$0.0027	$0.0027	$0.027
Net proceeds to Sterling *	($5,000)	$10,000	$35,000	$60,000	$85,000
Total shares outstanding	10.500,000	10,800,000	11,300,000	11,800,000	12,300,000
Increase due to new shareholders	$0.0005	$0.0008	$0.0029	$0.0048	$0.0065
Post offering pro forma NTBV/ share	$0.0032	$0.0035	$0.0056	$0.0075	$0.0092

     * It is possible that we may not sell any of the shares, in which case the proceeds to Sterling will be $0.00.

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our Company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Founding shareholder If 10% sold If 100% sold	5,000,000 5,000,000	47.6% 40.7%	$3,500 $3,500	8.0% 2.6%	$0.001 $0.001
Existing shareholders If 10% sold If 100% sold	5,300,000 5,300,000	50.5% 43.1%	$30,500 $30,500	69.3% 22.8%	$0.01 $0.01

New shareholders If 10% sold If 100% sold	200,000 2,000,000	1.9% 16.2%	$10,000 $100,000	22.7% 74.6%	$0.05 $0.05
Total If 10% sold If 100% sold	10,500,000 12,300,000	100% 100%	$44,000 $134,000	100% 100%	$0.0042 $0.0109

Upon completion of this offering the net tangible book value of the 12,300,000 shares to be outstanding, assuming all shares are sold, will be $113,244, or approximately $0.0092. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0065 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.0092 per Share.

After completion of this offering new shareholders will own approximately 16.26% of the total number of shares then outstanding, shares for which you will have made a cash investment of $100,000, or $0.05 per Share. Our existing stockholders will own approximately 83.74% of the total number of shares then outstanding, for which they have made contributions of cash and/or services and/or other assets, totaling $34,000, or approximately $0.0033 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.

Existing Stockholders	If 10% of	If 100% of
	offer sold	offer sold

Price per Share	$0.0033	$0.0033

Net tangible book value per Share before Offering	$28,244	$28,244

Net tangible book value per Share after Offering	$23,244	$113,244

Increase to present Stockholders in net tangible book value per	$0.0032	$0.0066
Share after Offering

Capital contributions	$33,244	$134,000

Number of Shares Outstanding before the Offering	10,300,000	10,300,000

Number of Shares after Offering held by Existing Stockholders	10,500,000	10,300,000

Percentage of ownership after Offering	98.10%	83.74%

Purchasers of Shares in This Offering

Price per Share	$0.05	$0.05

Dilution per Share	$0.0468	$0.0408

Capital contributions	$10,000	$100,000

Number of Shares after Offering held by Public Investors	200,000	2,000,000

Percentage of ownership after Offering	2%	16.2%

Dollar dilution to new investors	$9,360	$81,600

Plan of Distribution, Terms of the Offering

The Offering Will Be Sold By Our Officers

We are offering up to a total of 2,000,000 shares of common stock on a best efforts basis, no minimum, 2,000,000 shares maximum. The offering price is $0.05 per share. There is no minimum number of shares that we have to sell. There will be no escrow account. All money received from the offering will be immediately used by us and there will be no refunds. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so.

There is no minimum number of shares that must be sold in this offering. Any money we receive will be immediately appropriated by the Company for the uses set forth in the Use of Proceeds section of this prospectus. No funds will be placed in an escrow account during the offering period and no money will be returned once the subscription has been accepted by us.

We have not set a minimum sales amount based on an arbitrary management decision. Because we are operating under a phased-in work program and a decision will be made at the end of each phase as to whether we will carry on to the work required in the next phase, if the initial phase, or any subsequent phase, is unfavourable we will cease further work on the Claims. It is possible that we could cease further exploration after the expenditure of $25,000 with the completion of Phase I and unfavourable results. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a second public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease operations.

We will sell the shares in this offering through the officers and directors of the Company. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will any of the officers and directors register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer. The conditions are that:

1	.	None of such persons is subject to a statutory disqualification, as that term is defined inSection 3(a)(39) of the Act, at the time of his participation; and,
2	.	None of such persons is compensated in connection with his or her participation by thepayment of commissions or other remuneration based either directly or indirectly ontransactions in securities; and

3	.	None of such persons is, at the time of his participation, an associated person of a broker-dealer; and
4	.	All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of theExchange Act, in that they (A) primarily perform, or are intended primarily to perform atthe end of the offering, substantia l duties for or on behalf of the Issuer otherwise than inconnection with transactions in securities; and (B) are not a broker or dealer, or anassociated person of a broker or dealer, within the preceding twelve (12) months; and (C)do not participate in selling and offering of securities for any Issuer more than once everytwelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

We have no intention of inviting broker-dealer participation in this offering.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

This offering will commence on the date of this prospectus and continue for a period of 90 days. We may extend the offering period for an additional 90 days unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must

1	.	execute and deliver a subscription agreement; and
2	.	deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to "Sterling Group Ventures, Inc."

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

Business

General

We were incorporated in the State of Nevada on September 13, 2001 and established a fiscal year end of May 31. We are a start-up, exploration stage company engaged in the search for gold and related minerals. Our statutory registered agent's office is located at 251 Jeanell Drive, No. 3, Carson City, Nevada 89703 and our business office is located at 12880 Railway Avenue, Unit 35, Richmond, British Columbia, Canada V7E 6G4. Our telephone number is (604) 644-5139. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property as defined under Item 102 of Regulation S-B and to the date of this prospectus have spent approximately $322.00 on research and development.

Background

On May 17, 2002, Brian C. Doutaz, our President and a member of the board of directors, acting as Trustee on our behalf, optioned one mineral property containing four mining claims in British Columbia, Canada by entering into an Option To Purchase And Royalty Agreement and Amendment thereof dated August 31, 2002 with Mayan Minerals Ltd. the beneficial owner of the Claims, title of which is held by Angel Jade Mines Ltd., each being private arms-length British Columbia companies, to acquire the Claims by making certain expenditures and carrying out certain exploration work on the Claims through a third party. A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. In British Columbia, a two-post mining claim is a square plot of land 500 meters by 500 meters. A Trust Agreement and Amendment thereof between Sterling and Mr. Doutaz was established to avoid having to pay additional fees and establish a subsidiary at this early stage of our corporate development.

Under the terms of the Agreement and the Amendment thereof, Mayan granted to the Company the sole and exclusive right and option to acquire an undivided 100 percent of the right, title and interest of Mayan in the Bell 1-4 Mineral Claims, subject to Mayan receiving annual payments and a royalty, in accordance with the terms of the Agreement, as follows:

1	.	the Company must pay Mayan $100,000 in Canadian funds by January 1, 2004;
2	.	the Company must incur exploration expenditures on the Claims of a minimum of $41,000 in Canadian funds by August 31, 2003;
3	.	the Company must incur exploration expenditures on the Claims of a further $100,000 in Canadian funds (for aggregate minimum exploration expenses of $141,000 in Canadian funds) by August 31, 2004; and

4	.	Upon exercise of the Option, the Company is required to pay to Mayan, commencing January 1, 2005, the sum of $100,000 in Canadian funds per annum.

The claims are held under a Trust Agreement and Amendment thereof by Mr. Doutaz on behalf of the Company. To date we have not performed any work on the Claims. To date we have spent $332.00 on research and development activities such sum being paid for the printing and minor re-drafting of the Geological Report On The Bell 1-4 Mineral Claims which was originally written for another company. The report was then presented to Mr. Doutaz for review without any contractual obligations. It is our intention to engage the services of Mr. R. T. Heard, P. Eng. to perform the required Phase I work on the Claims but no agreement has been entered into at this time.

Mr. Heard is a registered Professional Engineer in good standing in the Association of

Professional Engineers and Geoscientists of British Columbia. He is a graduate of Haileybury School of Mines, (1958) and of the Montana College of Mineral Science and Technology, Butte, Montana. He holds a B. Sc. in Geological Engineering, (1971) and has practiced his profession as an Exploration Geologist for more than 40 years and as a Professional Engineer for the past 28 years.

Angel Jade holds the mining rights to the Claims which thereby gives them or their designated agent, the rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. In the event Angel Jade were to grant another deed which is subsequently registered prior to our deed, the third party would obtain good title and we would have nothing.

Mayan has granted an option to Sterling to allow Sterling to explore, mine and recover any minerals on the Claims. As with the preceding, if Mayan were to grant an option to another party, that party would be able to enter the Claims, carry out certain work commitments and earn right and title to the Claims; we would have little recourse as we would be harmed, will not own any Claims and would have to cease operations. However, in either event, Mayan would be liable to us for monetary damages for breach of the Agreement. The extent of that liability would be for our out of pocket costs for expenditures on the Claims, if any, in addition to any lost opportunity costs if the Claims proved to be of value in the future.

Under British Columbia law, if the ownership of the Claims were to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum of $500 and file other documents since we are a foreign company in Canada. We would also be required to form a British Columbia company that contains a board of directors, a majority of which will have to be British Columbia residents and obtain audited financial statements for that company. We have decided that if gold and silver is discovered on the Claims and it appears that it will be economical to remove the gold and silver, we will record the deed of ownership, pay the additional tax and file as a foreign Company or establish a corporate subsidiary in British Columbia. The decision to record or not record is solely within our province.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of our Claims, that is the province of British Columbia.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Claims we have under option is one such acquisition. Accordingly, fee simple title to our Claims resides with the Crown. Our optioned claims are mining leases issued pursuant to the British Columbia Mineral Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The Claims are unencumbered and there are no competitive conditions which affect the Claims. Further, there is no insurance covering the Claims and we believe that no insurance is necessary since the Claims are unimproved and contains no buildings or improvements.

The names, tenure numbers, date of recording and expiration date of the Claims is as follows:

Claim Name	Tenure Number	Recording Date	Expiry Date

Bell 1	362113	April 24, 1998	April 24, 2004

Bell 2	362114	April 24, 1998	April 24, 2004

Bell 3	362115	April 24, 1998	April 24, 2004

Bell 4	362116	April 24, 1998	April 24, 2004

Our optioned Claims consist of the above-described four claims which total approximately 250 acres. The Claims were selected for acquisition due to its cost, previously recorded exploration work, and because the Claims are not located in an environmentally sensitive region.

Information regarding the Claims can be determined by reviewing the British Columbia government website located at http://www.gov.bc.ca/em . This website contains a detailed description of the rock formation and mineralization of all staked lands in British Columbia. The information can be viewed by clicking on “The Map Place”, then, after downloading “Autodesk Mapguide”, by clicking on “Available Maps” and then “Mineral Titles Map”. You can then enter in one of our four claim tenure numbers in the “Zoom GoTo” search window to view the area of our Claims. For title information you can go back to the “Mineral Titles Map” in the lower window, under the heading “Contents”, then “Database Searches”, click on “Tenure Number” and enter one of the four claim tenure numbers as indicated above to view the Mineral Titles Tenure Detail. This website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in British Columbia.

To keep the Claims in good standing, such that they do not expire on the dates indicated in the paragraph above, we must begin exploration on or before April 24, 2004 or pay $150 per claim to prevent the Claims from reverting to the Crown.

It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary if gold and silver are discovered on the Claims and it appears that it would be economically viable to commercially mine the Claims.

Physiography

The Claims are located approximately 25 miles south west of Telkwa, B.C., at 54º 37' north latitude and 127º 40' west longitude, one-half mile north of Milk Creek, at an approximate median elevation of six thousand feet.

Access can be obtained by four-wheel drive vehicle from Telkwa along the B.C. Hydro power line access road that extends through Telkwa Pass. The centre of the Claims lies approximately one mile west of the 25-mile point from Telkwa. Access can also be gained by helicopter from Smithers, B.C., approximately 30 miles.

The existing roads leading to our Claims are rough-graded dirt. During rainy weather the roads are sometimes inaccessible or washed out. During the winter months there is too much snow cover to be able to access the Claims.

Geology

A number of previous exploration programs have been carried out on the Bell Claims over the past 70 years. They have determined that (more recently in conjunction with a mapping program managed by the B.C. Department of Mines) the ages of the rock formations are such that at the junctions of the various formations there are faults which are conducive to and likely provided the plumbing which allowed for the placement of the mineral bearing vein structures generally associated with gold and silver values.

The main faulted area, which virtually cuts the project area is half, has been traced north – south for 50 miles. This fault was probably the heat source for the mineralizing fluids. The gold and silver values found in the area often occur in association with a sulphide mix of galena, sphalerite, chalcopyrite, pyrite and pyrrhotite – all characteristics of viable gold bearing structures.

History

Over the years various samples that have been assayed have been taken from the area of the Claims. The highest values came from a smelter sample that was analyzed in 1929. However, without knowledge of the weights that generated those samples or the source of the sample (general excavation or samples hand grabbed based on visible gold in the rock) the results are not conclusive.

In 1981, the Lacana Mining Corporation reported assay results from 37 samples of representative material collected near old workings and channeled from veins. The Lacana methodology was to remove continuous chip samples using two rock picks, one as a moil ( tool for breaking and leveraging out rock samples) and one as a striking hammer. Samples were collected in plastic sample bags, tagged and flown to Min-En Laboratories’ facility in Smithers where they were crushed, pulverized and analyzed using standard fire-assay and chemical techniques for gold, silver and lead. Some check assays were performed at Bondar Clegg Laboratories on rejects supplied by Min-En, on those samples that reported high values on the initial assay returns. The assays ranged from 0.001 to 0.880 ounces per ton gold, 0.02 to 113.06 ounces per ton silver and 0.01% to 7.92% lead in chip and grab samples across intervals as much as 3 meters. Although a limited program, the results indicate that the right indicators exist for the potential of a commercially viable mining operation.

During a re-examination of the Claims in 1997, Mr. Heard, the author of the report on the Claims, re-sampled the main pit area. As well, two trenches were dug along strike from the pit area, chip sampled and analyzed using a sophisticated 30 element induced coupled plasma (ICP) analysis procedure which provided results of 0.012 to 0.593 ounces per ton of gold, 3.05 to 223.32 ounces per ton of silver and 0.17% to 2.06% lead. As a result of this work and having completed a thorough historical review of the Claims, Mr. Heard was able to delineate a three phase work program for the future exploration and viability testing of the Claims.

Each of the preceding exploration programs on their own are not indicative of a gold discovery. Each provided check samples and a verification of previous samples or trends as well as historical reference points which, in total, indicate that there are valid reasons to further explore the Claims. The preceding results and analysis indicate that a further program of exploration to follow the vein structures to depth and to attempt to determine possible tonnage of mineral values on the Claims is warranted.

Our Proposed Exploration Program – Plan of Operation

Our business plan is to proceed with initial exploration of the Bell 1-4 mineral claims to determine if there are commercially exploitable deposits of gold and silver. Mr. R.T. Heard, P. Eng., authored the “Geological Report On The Bell 1-4 Minerals Claims” (the “Report”), dated May 31, 2002 in which is recommended a three phase exploration program to properly evaluate the potential of the Claims. We must conduct exploration to determine what minerals, if any, exist on our properties and if any minerals which are found can be economically extracted and profitably processed.

We anticipate that Phase 1 of the recommended geological exploration program will cost $25,000. We had $28,244 in cash reserves as of May 31, 2002. Accordingly, we will not be able to proceed with the exploration program without additional financing.

It is our intention to retain the services of Mr. Heard to complete the first phase of the work program prior to commencement of work on the Claims. It is the intention of the Company to carry out the work in late spring or early summer, 2003, predicated on completion of the offering described in this document. We will assess the results of this program upon receipt of Mr. Heard’s report. The cost estimates for this and other phases of the work program is based on Mr. Heard’s recommendations and reflect local costs for this type of work.

We do not claim to have any ores or reserves whatsoever at this time on our optioned Claims .

Phase 1 will begin by establishing a base line with 25-meter stations and cross lines run every 50 meters for 100 meters each side of the baseline. We will then geologically map the grid and conduct an electromagnetic survey over the grid with readings taken every 25 meters along the lines followed by rock and geochemical sampling of those areas determined by the geological and EM surveys. This will entail taking rock samples from the Claims to a laboratory where a determination of the elemental make up of the sample and the exact concentrations of gold, silver and lead will be made. We will then compare the relative concentrations of gold, silver and lead in samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance.

Where available, existing trenches, prospect pits and the like will be examined. If an apparent mineralized zone is identified and narrowed down to a specific area by the studies, we may then employ minor trenching of the areas. Trenches are generally 100 feet in length and 10 to 20 feet wide. These dimensions allow for a thorough examination of the surface of the vein structure types generally encountered in the area. They also allow easier restoration of the land to its pre-exploration condition when we conclude our operations. Once excavation of a trench is completed, samples are then taken and analyzed for economically valuable minerals that are known to have occurred in the area. Trench and rock samples as well as diamond drilled samples will be tested for traces of gold, silver, lead, copper, zinc, iron and other minerals; however, our primary focus is the search for gold and silver.

The Report calls for approximately 600 feet of diamond drilling in Phase 1 which is an essential component of exploration and aids in the delineation and definition of any deposits. The geophysical work gives a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling. We expect the costs of the geophysical work and the diamond drilling to be to be approximately $10,000 each. Trenching and other work done in previously recorded exploration programs will be the guide for the locations of the diamond drilling program.

These surveys will require one week for the base work and an additional two to three months for analysis and the preparation of a report on the work accomplished along with an evaluation of the work and will bear an estimated total cost of $25,000. This cost is made up of wages and fees, grid materials (pickets, paint, flagging etc.), helicopter and EM survey costs, diamond drilling, geological and geochemical supplies, assaying, camp equipment and operation costs. It is the intention of the Company to carry the work out in late spring or early summer, 2003, predicated on completion of the offering described in this document.

In the event that we are able to complete only a portion of the offering, modifications will be necessary in the Phase I work program. In the event we are able to complete the sale of $25,000 of our securities, we will be able to complete the entire work program. If less than $25,000 is completed, certain aspects of the program will be postponed. If we are only able to secure $10,000 towards the work program we would postpone any diamond drilling but would move forward with the general geochemical sampling program and the EM survey. The diamond drilling would be postponed either until the next phase of the work program or until such time as we were able to secure the funds required to complete Phase I in totality.

If we are unable to sell any of the securities under this offering, we would be required to suspend operations of the Company. We have not entered into any arrangements with creditors for unpaid expenses incurred in undertaking this offering.

Phase 2 will not be carried out until the early Fall of 2003 or the late spring of 2004 and will be contingent upon favourable results from Phase 1 and any specific recommendations of Mr. Heard,

It will be directed towards the continuation of the diamond drilling. The second phase will require approximately two weeks work and will cost approximately $60,000 comprised of wages, fees and camp operations, diamond drilling assays and related. A further three months will be required for analysis and the preparation of a report and evaluation on the work accomplished. We have contemplated a third phase of exploration which would continue the diamond drill program if results from the phase 2 program remain positive. Cost of the third phase of exploration is estimated to be $75,000 and will take two weeks to complete during the late summer of 2004 or late spring, 2005 with an additional three months required to complete the analysis and the preparation of a report on the work accomplished along with an evaluation of the work and further recommendations. It is our intention to have Mr. Heard conduct all three phases of the exploration program.

Although it may appear that Phase II merely continues Phase I and Phase III merely continues Phase II, such is not entirely the case. The work is phased in such a manner as to allow decision points to ensure that future work has a value and will provide better or additional information as to the viability of the Claims. By utilizing a multi-phase work program, at the end of each phase a decision can be made as to whether the phase has provided the necessary information to increase the viability of the project. If the information obtained as a result of any phase indicates that there is no increased probability of finding an economically viable deposit at the end of the project, a determination would be made that the work should cease at that point. This is a standard procedure in the industry prior to the commitment of additional funding to move a project forward to the next phase of exploration and/or development.

Initially, we do not intend to interest other companies in the Claims if we find mineralized materials. We intend to try to develop the Claims ourselves through the first three phases of the planned work program. However, should the need arise we are open to the raising of sufficient capital to complete the work program by whatever means become available at that time. If that were to mean engaging in a working partnership to secure the required capital, we would likely do so if it were in the best interests of the project.

Competitive Factors

The gold mining industry is highly fragmented. We are competing with many other exploration companies looking for gold and silver. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold mining business which is the foundation of the founding and early stage development of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our Claims. Readily available gold and silver markets exist in Canada and around the world for the sale of gold and silver. Therefore, we will likely be able to sell any gold and silver that we are able to recover.

Regulations

Our mineral exploration program is subject to the Mineral Tenure Act (British Columbia) and Regulation. This act sets forth rules for:

* locating claims;
* posting claims;
* working claims; and
* reporting work performed

We are also subject to the British Columbia Mineral Exploration Code (the “Code”) which tells us how and where we can explore for minerals. We must comply with these laws in order to operate our business. The purpose of the Code is to assist persons who wish to explore for minerals in British Columbia to understand the process whereby exploration activities are permitted and regulated. The Code establishes province wide standards for mineral exploration and development activities. The Code also manages and administers exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The Code does not apply to certain exploration work we will be conducting; specifically, work that does not involve mechanical disturbance of the surface including:

* prospecting using hand-held tools;
* geological and geochemical surveying;
* airborne geophysical surveying (e.g. EM surveys);
* hand-trenching without the use of explosives; and

* the establishment of grid lines that do not require the felling of trees.

Exploration activities that we intend to carry out which are subject to the provisions of the code are as follows:

* drilling, trenching and excavating using machinery;
* disturbance of the ground by mechanical means; and
* blasting.

Compliance with these rules and regulations will require us to meet the minimum annual work requirements. Also, prior to proceeding with any exploration work subject to the Code we must apply for a notice of work permit. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. This notice is submitted to the British Columbia Regional Office of the Mines Branch, Energy Division.

In order to explore for gold and silver on our Claims we must submit the plan contained in this prospectus for review and pay a fee of $150. We believe that the plan as contained in this prospectus will be accepted and an exploration permit will be issued. The exploration permit is the only permit or license we will need to explore for gold and silver on our Claims.

At the date of this prospectus, no permit has been granted and we have not applied for any permits or approvals. Prior to the planned commencement of the Phase I work program, application will be made for the required notice of work permit. The permit application process is largely an administrative act that does not involve a review of the merits of the application. It is generally completed within two weeks of application.

Compliance with these rules and regulations will not affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in British Columbia. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

* health and safety;
* archaeological sites; and
* exploration access.

We are responsible to provide a safe working environment, to not disrupt archeological sites and to conduct our activities to prevent unnecessary damage to the Claims.

We anticipate no discharge of water into active streams, creeks, rivers, lakes or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed.

Restoration of the disturbed land will be completed according to law. All holes, pits and trenches will be recovered prior to abandonment of the Claims. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will be involved from an environmental standpoint. However, as the planned Phase I work program involves minimal disturbance of the environment at this early stage of the exploration, we do not anticipate facing increased costs or expect to face problems complying with the environmental regulations. In addition, all of the equipment to be employed on the project will be in compliance with environmental standards used and accepted by the industry and all of the employees on the site will have significant experience in the outdoors and will be cognizant of their responsibilities to the environment.

We are in compliance with the foregoing act and will continue to comply with the act in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties and Mr. R.T. Heard, to manage the exploration program as outlined in his Report. Our only technical employee will be Brian C. Doutaz, a senior officer and director. Mr. Heard is not a consultant to the Company; rather he is the author of the Geological Report On The Bell 1-4 Mineral Claims, dated May 21, 2002. However, it is our intention to enter into agreement to retain the services of Mr. Heard prior to commencement of the work program outlined in Mr. Heard’s report.

At present, we have no employees, other than Messrs. Doutaz and Hutchison, our officers and directors. Messrs. Doutaz and Hutchison do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

We intend to hire geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into negotiations or contracts with any of them although it is our intention to retain Mr. Heard as senior geological consultant. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

Legal Proceedings

We are not involved in any pending legal proceeding.

Management’s Discussion And Analysis of Financial Condition and Results of Operations

We are a start-up, exploration stage company engaged in the search for gold and related minerals and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals.

Accordingly, we must raise cash from sources other than the sale of minerals found on our Claims. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

In order to meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise, will be applied first to costs of this offering and then to exploration. If we do not raise all of the money we need from this offering, we will have to find alternative sources, such as a second public offering, a private placement of securities, or loans from our officers or others. We have discussed this matter with our officers; however, our officers are unwilling to make any commitment to loan us any money at this time. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Over the next twelve months, we intend to complete the first phase exploration stage of the operations on our optioned Claims. The Claims were obtained through an Option To Purchase And Royalty Agreement and Amendment thereof with Mayan Minerals Ltd. at no cost other than for minor office expenses in producing the Geological Report of R.T. Heard. Mr. Doutaz is acting as trustee under a Trust Agreement for the holding of the Claims. Under British Columbia law title to British Columbia mining claims can only be held by British Columbia residents. In the case of corporations, title must be held by a British Columbia company. In order to comply with the law we would immediately have to incorporate a British Columbia wholly owned subsidiary company and obtain audited financial statements. We believe those costs would be a waste of our money at this time. In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned British Columbia subsidiary company and the title will be conveyed to that subsidiary. Should Angel Jade Mines Ltd. transfer title to another person and the deed is recorded before we record our documents, that other person will have superior rights and title and we will have none. If that event occurs, we will have to cease or suspend operations. However, Angel Jade and Mayan Minerals Ltd. will be liable to us for monetary damages for breaching the terms of the agreement with us. To date we have not performed any work on the Claims.

If our initial exploration efforts are successful, we intend to proceed with longer term development of the Claims. We may acquire additional mining properties during the next twelve months if we are able to do so.

If we raise the maximum of $100,000 in this offering, we believe that we can pay for our offering expenses and satisfy our cash requirements without having to raise additional funds for the next twelve months. If we raise less than $100,000 we may have to raise additional financing or we may not be able to continue our proposed business operations.

If we are able to sell only 10% of the planned offering it will be necessary to utilize existing working capital to fund the cost of this offering. In such an event, we would not have sufficient capital available to fund the Phase I exploration program and we would have to suspend operations. We have not entered into any arrangements with creditors for unpaid offering expenses.

If we are able to sell up to 25% of the planned offering, it will be necessary to utilize existing working capital to fund the costs of the offering and Phase 1 of the planned exploration program. In such an event, we would first pay the costs of the offering and then proceed to complete only a portion of the Phase I program. We would seek to complete the general geochemical analysis and EM surveys but the diamond drilling and related expenses would not be performed at this juncture as indicated in the above table.

In the event that less than 50% of the planned offering is completed but net proceeds were in excess of $25,000 it is management’s intention to proceed with the completion of Phase I utilizing existing working capital. If Phase I is successful and warrants further work on the Claims the Company would seek additional funding for Phase II through a public or private offering.

We do not expect to purchase or sell any plant or significant equipment. We intend to lease or rent any equipment such as a diamond drill machine, that we may need in order to carry out our exploration operations.

Phase 1 of our plan of operations involves examination of the Claims, electromagnetic surveys, geological and geochemical analysis and diamond drilling. Phase 1 will take about 3 months in total, including preparation of a report on the work completed with further recommendations and cost about $25,000. We have not commenced Phase I. We anticipate that the proceeds of this offering will be use to cover the costs of the first phase of the exploration plan.

Phase 2 will be directed towards a continuation of the diamond drilling. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses. The second phase will take three months to complete and will have an estimated cost of $60,000.

We have contemplated a third phase of exploration which would continue the diamond drill program if results from the phase 2 program remain positive. Cost of the third phase of exploration is estimated to be $75,000 and will require three to four months to complete.

If we are unable to complete any phase of exploration because we don’t have enough money, we will cease operations until we raise additional funds. If we can’t or don’t raise more money, we will cease operations. If we cease operations, we don’t know what we will do and we don’t have any plans to do anything in that event.

The Option To Purchase And Royalty Agreement and Amendment thereof calls for a payment to Mayan in the sum of $100,000 (Canadian funds) on January 01, 2004. If the Phase I work program is favourable, additional funding will be required in order to satisfy this and other cash demands on the Company. It is our intention to fund these requirements through additional equity offerings, private placements or loans. In the event we are not able to complete the required funding we will have to suspend operations. In any event, until the results of Phase I are known we are not in a position to know whether we will carry on with Phase II.

We have limited cash reserves which as of May 31, 2002 totaled $28,244 (including a reserve for payables). Until we actually commence Phase I operations, our monthly cash requirements are minimal. Current working capital can adequately satisfy the Company’s cash requirement for the next twelve months.

We cannot provide a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of raw land and we intend to look for gold and silver. We may or may not find any mineralized material. We hope we do, but it is impossible to predict the likelihood of such an event.

We will not move on to a subsequent phase of the exploration program until the phase we are working on is completed and the evaluation has been rendered. We will determine when that occurs.

We do not have any plans to take the Company from Phase 3 exploration to revenue generation. This is because we have not yet found anything and it is impossible to project revenue from nothing.

We expect to start exploration operations in the late Spring or early Summer of 2003.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development of our properties, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we must conduct further research and exploration of our properties before we commence production of any minerals we may find. We are seeking equity financing in order to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

If our initial exploration efforts are successful, we intend to proceed with longer term development of the Claims. We may acquire additional mining properties during the next twelve months if we are able to do so.

If we raise the maximum of $100,000 in this offering, we believe that we can pay for our offering expenses and satisfy our cash requirements without having to raise additional funds for the next twelve months. If we raise less than $100,000 we may have to raise additional financing or we may not be able to continue our proposed business operations.

Results of Operations

From Inception on September 13, 2002

On May 31, 2002, we obtained an option (such option being amended under the Amendment To The Option To Purchase And Royalty Agreement on August 31, 2002) to acquire our first property and are commencing the research and exploration stage of our mining operations on that property at this time.

Since inception, we have used our common stock to raise money for our Claims acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on September 13, 2001 to May 31, 2002 was $34,000, as a result of proceeds received from sales of our common stock.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock through a Section 4(2) offering in September 2001 for cash consideration of $3,500 and as payment in lieu of $1,500 in cash for services rendered in organizing the Company and negotiating an agreement.

We issued 2,500,000 shares of common stock through a Rule 504D offering in October, 2001 for cash consideration of $2,500.

We issued 2,800,000 shares of common stock through a Rule 504D offering in November, 2001 for cash consideration of $28,000.

As of May 31, 2002, our total assets were $30,374 and our total liabilities were $2,130.

Management

Officers and Directors

Each of our directors is elected by the Stockholders to a term of one (1) year and serves until his or her successor is elected and qualified, or until he or she resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she resigns or is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and Directors are set forth below:

Name and Address	Age	Position(s)

Brian C. Doutaz 35 – 12880 Railway Ave. Richmond, B.C. Canada V7E 6G4	57	President, Chief Executive Officer and a member of the Board of Directors

James M. Hutchison 4 - 19158 - 94 Avenue Surrey, B.C. Canada V3A 6L4	45	Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors

The persons named above have held the office/position since inception of our company and are expected to hold his office/position until the next annual meeting of our stockholders. Mr. Doutaz will be spending approximately 15% of his time on the affairs of the Company while Mr.

Hutchison’s time will amount to less than 5% of his work week.

Background of Officer and Director

Brian C. Doutaz, a director serving as President and Chief Executive Officer is, and has been, a management and business consultant since 1980. He is President of Anina International Capital Corp., a private British Columbia company which is in the business of providing management and consulting services to start-up and development stage businesses and has been performing such services from 1993 to present. Mr. Doutaz also provides compliance services to publicly listed corporations in Canada and the United States and sits on the Boards of a number of public and private corporations. He has acted as senior officer and director of a number of publicly traded companies since 1970 and has gained an extensive knowledge of natural resource exploration ventures over the past 30 years.

  Mr. Doutaz is currently, and has been since 1986, president and a director of Adda Resources Ltd., a mineral and petroleum exploration company formerly publicly traded on the TSX Venture Exchange;
  Between March 1999 and April 2000 he served as a director and Treasurer of Kidstoysplus.com, Inc., an Internet retailer of children’s toys and products which is quoted on the OTC-BB;
  From May, 1999 to October, 2001 Mr. Doutaz served as President and director of Reward Enterprises, Inc., an internet gaming operation, quoted on the OTC-BB;
  Mr. Doutaz became a director of Talon Ventures, Inc. on September 06, 2001 and Blue Hawk Ventures, Inc. on May 02, 2002. Each of these Nevada based privately held companies is engaged in mineral or petroleum exploration and development.

James M. Hutchison is Secretary, Treasurer and Chief Financial Officer and a director of the Company. Mr. Hutchison is President of Precision Injection Molding, Inc., a private British Columbia company which specializes in the injection moulding of thermoplastic components, parts and assemblies to specific and exacting requirements in conjunction with product design and development, which he started in 1997. He was a director of Adda Resources Ltd. from May, 1998 to May, 2001 which is involved in the mineral and petroleum exploration business and which formerly traded on the TSX Venture Exchange.

Conflicts of Interest

We believe that Brian C. Doutaz will be subject to conflicts of interest. The conflicts of interest arise from Mr. Doutaz's relationship with other public corporations. In the future, Mr. Doutaz will continue to be involved in the mining and petroleum businesses for other entities and such involvement could create conflicts of interest. At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional mining properties. The only conflict that we foresee is Mr. Doutaz's devotion of time to resource projects that do not involve us.

Specifically, Brian C. Doutaz is an officer and director of Adda Resources Ltd. (Managing Director), and Talon Ventures, Inc. (President and Managing Director). For both companies he has been responsible for the selection of potential properties and projects and the subsequent negotiating of acquisition agreements and related matters. Additionally, Mr. Doutaz manages the company’s day to day affairs of both companies and has been active in seeking out public financing for both companies projects. Through these two companies Mr. Doutaz has worked on projects in North America (mining in Canada and petroleum exploration in Canada and the United states) and internationally (mining in Costa Rica and petroleum exploration in Tunisia and Venezuela). In addition to Adda Resources and Talon Ventures, he is also secretary and managing director of Blue Hawk Ventures, Inc., a Nevada private company also engaged in mineral exploration. This is a potential conflict of interest because Mr. Doutaz devotes approximately 10% of his professional time to each of those three corporations which he could otherwise devote to us and because those companies are engaged in resource exploration, similar to us. Presently, none of the foregoing operate mines or receive royalties from properties operated by others.

In the future, such corporations could begin operating mines and/or we and other companies of which Mr. Doutaz is also, or may become, a member of the board of directors may participate in the same properties. Mr. Doutaz could be presented mining or other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Mr. Doutaz will attempt to avoid dealing with such other companies in such situations where conflict might arise and will also disclose all such conflicts in accordance with common law and will govern himself in respect thereof to the best of his abilities in accordance with the obligations imposed upon him in law. In any event, at the least it would be incumbent upon Mr. Doutaz to notify the other boards of directors of his conflict of interest and to refrain from voting on the acceptability or acquisition of the project in question.

Executive Compensation

Messrs. Doutaz and Hutchison, our officers and directors, have received no compensation for their time or services rendered to the Company and there are no plans to compensate them in the near future, unless and until we begin to realize revenues and become profitable in our business operations.

Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs and freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Long-Tem Incentive Plans

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

The members of the Board of Directors are not compensated by us for acting as such.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the Company, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Principal Stockholders

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what such ownership will be assuming completion of the sale of all shares in this offering, which we can't guarantee. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Name and Address Of	Number of Shares	Number of Shares	Percentage of
Beneficial Owner [1]	Before Offering	After Offering	Ownership After
			Offering

Brian C. Doutaz	5,000,000	5,000,000	40.65%
35, 12880 Railway Ave.
Richmond, B.C. V7E 6G4

James M. Hutchison	0	0	0.00%
4 - 19158 - 94 Avenue
Surrey, B.C. V3A 6L4

All Officers and Directors	5,000,000	5,000,000	40.65%
as a Group

[1]   The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his/its direct and indirect stock holdings. Messrs. Doutaz and Hutchison are the only "promoters" of our company.

Future Sales by Existing Stockholders

As of the date of this Prospectus, there are a total of 12 Stockholders of record holding shares of the Company’s common stock. A total of 10,300,000 shares of common stock were issued to the existing Stockholders, all of which are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one (1) year after their acquisition.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering. See “Dilution of the Price You Pay for Your Shares”.

Description of Securities

Common Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:

* have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors;
* are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
* do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
* are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, the present stockholders will own approximately 86% of our outstanding shares. See "Principal Stockholders."

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Reports

After we complete this offering, we will be subject to certain reporting requirements and will furnish annual financial reports to you certified by our independent accountants, and may, in our discretion, furnish unaudited quarterly financial reports.

Stock Transfer Agent

Our stock transfer agent for our securities is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119; telephone (702) 361-3033.

Certain Transactions

In September 2001 we issued a total of 5,000,000 shares of restricted common stock to Brian C. Doutaz, the senior officer and director of our company. The fair market value of the shares, $5,000, was paid in cash ($3,500) and in lieu of a cash payment ($1,500) for services rendered in organizing the Company and negotiating an agreement.

On May 31, 2002, we entered into an Option To Purchase And Royalty Agreement (such option being amended under the Amendment To The Option To Purchase And Royalty Agreement on August 31, 2002) with Mayan Minerals Ltd., an unrelated third party, and obtained an option to acquire 100% of the four Bell Claims which make up our property contingent upon us doing certain exploration work and making certain expenditures on the Claims. The consideration for the Claims was a commitment of performing future exploration work on the Bell Claims.

Litigation

We are not a party to any pending litigation and none is contemplated or threatened.

Experts

Our financial statements for the period from inception to May 31, 2002, included in this prospectus have been audited by Cordovano & Harvey, P.C., Independent Certified Public Accountants, 201 Steele St., Suite 300, Denver, Colorado 80206-5221, as set forth in their report included in this prospectus.

The Geological Report On The Bell 1-4 Mineral Claims dated May 31, 2002 included in this prospectus, was authored by R. T. Heard, P. Eng., 10881 Sunshine Coast Highway, Halfmoon Bay, B.C. V0N 1Y2.

The legal opinion rendered by Woodburn and Wedge, Attorneys and Counselors At Law, 6100 Neil Road, Suite 500, Reno, Nevada, 89511-1149 regarding the Common Stock of Sterling Group Ventures, Inc. Registered on Form SB-2 as filed on July 26, 2002 is as set forth in their opinion letter included in this prospectus.

Legal Matters

Conrad C. Lysiak, Attorney at Law, 601 West First Avenue, Suite 503, Spokane, Washington 99201, telephone (509) 624-1475 acted as incorporator for our Company. Brian McDonald, Attorney at Law, 5781 Cranley Drive, West Vancouver, B.C. V7W 1T1, telephone (604) 925-3099 is acting on behalf of the Company on registration statements. Clark Wilson, Barristers and Solicitors (Bernard I. Pinsky), 885 West Georgia Street, Suite 885, Vancouver, B.C. V6C 3H1, telephone (604) 687-5700 has acted as corporate counsel and Woodburn and Wedge, Attorneys and Counselors at Law, 6100 Neil Road, Suite 500, Reno, Nevada 89511-1149 telephone, (775) 688-3000, have acted as special Nevada counsel to our Company.

Financial Statements

Our fiscal year end is May 31. We will provide audited financial statements to our stockholders on an annual basis, which statements will be prepared by an Independent Certified Public Accountant.

Our audited financial statement from inception to May 31, 2002 immediately follows:

Part II. Information Not Required In Prospectus

Item 24. Indemnification of Directors and Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.   Article XII of the Articles of Incorporation of the company, filed as Exhibit 3.1 to the Registration Statement;

2.   Article IX of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement; and

3.   Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Item 25. Other Expenses of Issuance and Distribution

The estimated expenses of the offering (whether or not all shares are sold), all of which are to be paid by the registrant, are as follows:

Accounting Fees and Expenses	$2,000.00

Legal Fees and Expenses	5,000.00

Transfer Agent Fees	1,000.00

SEC Registration Fee	100.00

Printing Expenses	200.00

Blue Sky Fees/Expenses	5,000.00

Miscellaneous Expenses	1,700.00

TOTAL	$15,000.00

Item 26. Recent Sales of Unregistered Securities

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration

Brian C. Doutaz 35 – 12880 Railway Avenue Richmond, B. C. V7E 6G4	9/28/01	5,000,000	$3,500 cash and $1,500 in services rendered

We issued the foregoing restricted shares of common stock to Mr. Doutaz pursuant to Section 4(2) of the Securities Act of 1933. Mr. Doutaz is a sophisticated investor, is an officer and director of the company, and was in possession of all material information relating to the company. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

Name and Address	Date	Shares	Consideration

618951 B.C. Ltd.	10/08/01	500,000	$5,000 Cash
433 West Richards Street,
Nelson, B.C. V3L 3K3

Kimberley Cooper	11/13/01	500,000	$500 Cash
16580 – 78A Ave.
Surrey, B.C. V3S 7V3

Ian Jackson	10/08/01	500,000	$500 Cash
9 – 15151 Buena Vista Ave.
White Rock, B.C. V4B 1Y2

Ryan Williams	10/04/01	500,000	$500 Cash
8796 Squilax Anglemont,
Chase, B.C.

Sylco Investments Ltd.	10/15/01	500,000	$500 Cash
2100 – 1111 West Georgia Street,
Vancouver, B.C. V6E 4M3

Sylvia Williams	10/28/01	500,000	$500 Cash
12636-57A Ave.
Vancouver, B.C. V3X 3H6

Colin T. McGlinn	11/05/01	500,000	$5,000 Cash
Box 24140, APO,
Richmond, B.C. V7B 1Y3

Diane McGlinn	11/05/01	500,000	$5,000 Cash
4 – 6250 – 48A Avenue,
Delta, B.C. V4K 4W2

HO Argus Ecological Ltd.	11/12/01	500,000	$5,000 Cash
5000 Miller Road,
Richmond, B.C. V7B 1Y3

Creative Pro-Grams Holdings Ltd.	11/11/01	500,000	$5,000 Cash
5148 Ruby Street,
Vancouver, B.C. V5R 4J6

G. Olsen Wood	11/06/01	500,000	$5,000 Cash
216 – 8511 Westminster Hwy.,
Richmond, B.C. V6X 3H7

We issued the foregoing restricted shares of common stock to the named individuals pursuant to Section 504D of the Securities Act of 1933. None of the above are deemed to be accredited investors and each was in possession of all material information relating to the company. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

Item 27. Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation K. All Exhibits have been previously filed unless otherwise noted.

Exhibit No.	Document Description

3.1*	Articles of Incorporation.

3.2*	Bylaws.

4.1*	Specimen Stock Certificate.

5.1*	Opinion of Woodburn & Wedge regarding the legality of the Securities being registered.

10.1*	Geological Report On The Bell 1-4 Mineral Claims.

10.3*	Option To Purchase And Royalty Agreement

10.4*	Trust Agreement.

10.5	Amendment to Option To Purchase And Royalty Agreement

10.6	Amendment to Trust Agreement

23.1	Consent of Cordovano & Harvey, P.C., Certified Public Accountants

23.2	Consent of R. T. Heard, P. Eng.

99.1	Subscription Agreement.

* previously filed

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1	.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
a.	To include any prospectus required by Section 10(a)(3) of the Securities Act;
b.	To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volumeof securities offered (if the total dollar value of securities offered would not exceed that which is registered) any deviation from the low or high end of theestimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in themaximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

c.	To include any material information with respect to the plan of distribution notpreviously disclosed in the registration statement or any change to suchinformation in the registration statement.

2	.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that timeshall be deemed to be the initial bona fide offering thereof.
3		To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-2A Registration Statement and has duly caused this Form SB-2A Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on this 30th day of September, 2002.

Sterling Group Ventures, Inc.

BY: /s/ Brian C. Doutaz

Brian C. Doutaz, President

Know all men by these present, that each person whose signature appears below constitutes and appoints Brian C. Doutaz, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form SB-2A Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Brian C. Doutaz	President, Chief Executive	September 30, 2002
Officer and a member of the
Board of Directors

Brian C. Doutaz

/s/ James M. Hutchison	Treasurer, Secretary, Chief	September 30, 2002
Financial Officer and a
member of the Board of
Directors

James M. Hutchison

Exhibit 3.1 *

Articles of Incorporation

Exhibit 3.2 *

Bylaws

Exhibit 4.1 *

Specimen Stock Certificate

Exhibit 5.1 *

Opinion of Woodburn and Wedge regarding the legality of the Securities being registered

Exhibit 10.1 *

Geological Report On The Bell 1-4 Mineral Claims

Exhibit 10.3 *

Option To Purchase And Royalty Agreement

Exhibit 10.4 *

Trust Agreement

Exhibit 10.5

Amendment to Option To Purchase And Royalty Agreement

Exhibit 10.6

Amendment to Trust Agreement

Exhibit 23.1

Consent of Cordovano & Harvey, P.C., Certified Public Accountants

Exhibit 23.21

Consent of R. T. Heard, P. Eng

Exhibit 99.1

Subscription Agreement

* previously filed